FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 6, 2004.
                                                    REGISTRATION NO. 333-_______

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           The Securities Act of 1933
                      UNIVERSAL AUTOMOTIVE INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)

                Delaware                                    36-3973627

    (State or other jurisdiction of                      (I.R.S. Employer
     incorporation or organization)                     Identification No.)

                              11859 S. Central Ave.
                              Alsip, Illinois 60803
                                 (708) 293-4050
   (Address including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                   Arvin Scott
                      UNIVERSAL AUTOMOTIVE INDUSTRIES, INC.
                              11859 S. Central Ave.
                              Alsip, Illinois 60803
                                 (708) 293-4050
   (Name and address, including zip code, and telephone number, including area code, of agent for service)

                                 With a Copy to:
                           MITCHELL D. GOLDSMITH, ESQ.
                             DENNIS B. O'BOYLE, ESQ.
                             SHEFSKY & FROELICH LTD.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                            Telephone (312) 527-4000
                            Facsimile (312) 527-3194
        Approximate date of commencement of proposed sale to the public:
 As soon as practicable after this Registration Statement has become effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities, Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] ________

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] ________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                         CALCULATION OF REGISTRATION FEE

                                                       Proposed Maximum       Proposed Maximum
   Title of each class of          Amount to be       Offering Price per     Aggregate Offering        Amount of
securities to be registered         Registered              Share                   Price           Registration Fee
--------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value      530,000 shares          $ 1.57 (5)          $    832,100 (5)         $   105.42
            (1)                       (1)(4)
--------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value     4,000,000 shares         $ 1.57 (5)          $  6,280,000 (5)         $   795.68
            (2)                       (2)(4)
--------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value     2,414,380 shares         $ 1.57 (5)          $  3,790,577 (5)         $   480.27
            (3)                       (3)(4)
--------------------------------------------------------------------------------------------------------------------
           TOTAL                   6,944,380 (5)                              $ 10,902,677             $ 1,381.37
--------------------------------------------------------------------------------------------------------------------

(1) We issued warrants to purchase up to 530,000 shares of our common stock which presently have exercise prices ranging between $1.47 and $2.01 per share. We will issue these shares when the warrantholders exercise their warrants. We are registering these shares for sale by certain selling shareholders.

(2) We issued a convertible note which, if converted to the maximum number of shares possible, would result in the issuance of 4,000,000 shares. We are registering these shares for sale by a selling shareholder.

(3) We issued 201,438 shares of Series A Preferred Stock convertible into shares of common stock. The Series A Preferred Stock is convertible into common stock based on a formula which is 201,438 shares of Series A Preferred Stock multiplied by $13.90 per share and the product divided by $1.39 for a total of 2,014,380 shares of common stock. The conversion price is subject to adjustment in the event that we issue additional shares of common stock, under certain circumstances, at a price less than $1.39 per share. We are registering 2,014,380 shares based upon a conversion price of $1.39 per share and an additional 400,000 shares in the event that the conversion price is adjusted to below $1.39 per share, for a total of 2,414,380 shares. We are registering these shares for resale by a selling shareholder..

(4) Subject to increase (or decrease) in accordance with Rule 416 of Regulation C to reflect a merger, consolidation, reorganization, recapitalization stock dividend, stock split or other change in our corporate structure which results in a change in the number of shares issuable upon exercise of the warrants, conversion of the note or conversion of the Series A Preferred Stock.

(6) Estimated on the basis of the average bid and asked price on February 4, 2004 on the Nasdaq SmallCap Market for the shares pursuant to Rule 457(c).

                  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in the prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED FEBRUARY 6, 2004
                             PRELIMINARY PROSPECTUS
                        6,944,380 Shares of Common Stock

                      UNIVERSAL AUTOMOTIVE INDUSTRIES, INC.

         This Prospectus relates to the offer and sale of up to 6,944,380 shares of common stock, all of which shares may be sold from time to time by the selling shareholders or their assignees or transferees.

         Our common stock is included for quotation on the Nasdaq SmallCap Market under the symbol UVSL. On February 4, 2004, the last reported bid price for our common stock on the Nasdaq SmallCap Market was $1.59.

         We will receive proceeds from the exercise of the warrants of approximately $851,300 if all warrants are exercised for cash. We will not receive any proceeds from the conversion of the convertible notes or the conversion of the Series A Preferred Stock.

         The selling shareholders and certain persons who purchase the shares from the selling shareholders may be deemed "underwriters," as that term is defined in the Securities Act, as amended. The shares may be offered by the selling shareholders in one or more transactions on the Nasdaq SmallCap Market, or in negotiated transactions or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The shares may be sold by the selling shareholders either (i) to a broker or dealer as principal for resale by such broker or dealer for its account pursuant to this Prospectus (e.g., in transactions with a market maker in our common stock), or (ii) in brokerage transactions, including transactions in which the broker solicits purchasers.

         WE WILL PAY REGISTRATION FEES AND ALL OTHER EXPENSES OF THIS OFFERING (INCLUDING THE EXPENSE OF PREPARING AND DUPLICATING THIS PROSPECTUS AND THE REGISTRATION STATEMENT OF WHICH IT IS A PART).

         THESE ARE SPECULATIVE SECURITIES. YOU SHOULD PURCHASE THESE SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT.

         PLEASE REVIEW THE "RISK FACTORS" BEGINNING ON PAGE 1 BEFORE YOU PURCHASE SHARES OF OUR COMMON STOCK.

         THIS PROSPECTUS HAS NOT BEEN REVIEWED BY THE ATTORNEY GENERAL PRIOR TO ITS ISSUANCE AND USE. THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. THIS PROSPECTUS DOES NOT CONTAIN AN UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH THEY ARE MADE, NOT MISLEADING. IT CONTAINS A FAIR SUMMARY OF THE MATERIAL TERMS OF DOCUMENTS PURPORTED TO BE SUMMARIZED HEREIN.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE
ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.

                      Universal Automotive Industries, Inc.
                           11859 South Central Avenue
                              Alsip, Illinois 60803
                                 (708) 293-4050

               The date of this Prospectus is _________ ___, 2004

                                  RISK FACTORS

THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK AND SHOULD NOT BE PURCHASED BY PERSONS WHO CAN NOT AFFORD THE LOSS OF THEIR TOTAL INVESTMENT. PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN, THE FOLLOWING RISK FACTORS:

         In evaluating us and our business, you should carefully consider the following risk factors. This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Prospectus. The order in which the following risks are presented is not intended to represent the magnitude of the risks described.

WE HAVE NOT EARNED PROFITS ON A CONSISTENT BASIS AND CANNOT ASSURE YOU THAT WE WILL CONTINUE TO BE PROFITABLE.

         From 1996 through 2002, we lost a total of approximately $5,350,000, excluding losses from our Hungarian foundry and eParts eXchange operations which were sold as of the end of 2001. However, for the year ended December 31, 2002, we made a profit of approximately $491,000. We have a loss of approximately $1,462,764 for the nine months ended September 30, 2003. We have a plan for continuing profitability which involves improving our balance sheet, gaining market share in the market for friction brake products, enhancing the efficiency of our manufacturing operations, improving brand awareness for our products and developing new, higher-margin friction products. However, we cannot assure you that this plan will succeed and, if it does not, we may not be able to sustain profitability.

WE HAVE A SUBSTANTIAL AMOUNT OF DEBT WHICH COULD REDUCE OUR ABILITY TO EXPAND OUR BUSINESS AND LIMIT OUR FINANCIAL FLEXIBILITY.

         We have now, and will continue to have, a significant amount of debt. As of December 31, 2002 and September 30, 2003, we had debt of approximately $18.2 million and $15.7 million, respectively, and stockholders' equity of approximately $4.7 million and $3.4 million, respectively. The amount of our debt could have important consequences to you. For example, it could:

         - increase our vulnerability to general adverse economic and industry conditions;

         - require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, product development efforts and other general corporate requirements;

         - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

         - place us at a competitive disadvantage compared to those of our competitors who have less debt;

         -        limit our ability to pay dividends;

         - limit, along with the financial and other restrictive covenants relating to our debt, among other things, our ability to borrow additional funds; and

         -        make it more difficult for us to complete acquisitions.

OUR ABILITY TO GROW AND IMPROVE OUR FINANCIAL PERFORMANCE DEPENDS ON FACTORS SUCH AS OUR ABILITY TO GAIN ADDITIONAL MARKET SHARE, EXPANSION OF OUR MANUFACTURING CAPABILITIES, POSSIBLE ACQUISITIONS OF OTHER MANUFACTURERS OR DISTRIBUTORS AND INCREASING SALES TO EXISTING CUSTOMERS.

         Our ability to grow and improve our financial performance will depend in part on the following factors:

         - our ability to gain additional market share for friction brake products;

         - the purchase of additional manufacturing machinery and brake rotor molds to increase the different types of brake rotors we manufacture;

         - the possible acquisition of other brake parts manufacturers or distributors on favorable terms; and

         - our ability to increase sales to current customers and maintain or increase our profit margins with them.

         We recently completed the acquisition of certain North American business assets of TRW Automotive Inc.'s Kelsey-Hayes Company subsidiary, based in Livonia, Michigan for $11,000,000 in cash plus additional contingent payments. We face the risk that we may not be able to integrate this business successfully with our business. Should we be unable to integrate successfully this business, we would be required either to dispose of these assets or attempt to change the operations of such acquisition so that it will integrate with our business. In either event, our business could be materially adversely affected.

OUR ABILITY TO EXPAND OUR BUSINESS DEPENDS ON OUR OBTAINING ADDITIONAL FINANCING AND THERE IS NO GUARANTEE WE WILL BE ABLE TO OBTAIN THIS FINANCING.

         We recently replaced our credit facility with LaSalle Bank, N.A. ("LaSalle") with a new facility with Congress Financial Corporation (Central) ("Congress"). This new facility is in the amount of $35,000,000 and replaces the LaSalle facility which was in the amount of $30,000,000. The increased amount available under the Congress facility provides us with an additional amount that can be used for our operations, including funds used for the acquisition of other North American assets of TRW Automotive, Inc. However, we may be required to seek additional financing to fund any additional expansion we undertake through acquisitions or the upgrade of existing facilities. We have no current commitments or arrangements for additional financing and we cannot assure you that additional financing will be available on acceptable terms, or at all. We may also issue common stock or other securities in connection with future acquisitions, resulting in additional dilution to existing stockholders.

THE AUTOMOTIVE INDUSTRY IS CYCLICAL, AND A DOWNTURN IN THE INDUSTRY COULD HAVE A SUBSTANTIAL NEGATIVE EFFECT ON OUR BUSINESS.

         Our business is dependent upon sales of the automotive industry, which creates the total number of vehicles available for repair. This industry is cyclical and has historically experienced periodic downturns. These downturns are difficult to predict and in the past have not had an immediate impact on the aftermarket. The primary market for replacement parts is vehicles that have been on the road for at least five years. Although we believe that downturns in the industry generally benefit us because they result in longer holding periods for cars and further wear and tear on brakes, a protracted downturn in the automotive industry could have a negative effect on the performance of the aftermarket parts industry, in general, and our performance, in particular. Our future performance may be harmed by automotive industry downturns.

OUR BUSINESS WILL SUFFER IF WE CANNOT SUCCESSFULLY COMPETE WITH OTHER COMPANIES IN OUR INDUSTRY, MANY OF WHOM HAVE FAR GREATER RESOURCES THAN WE HAVE.

         Our markets are highly competitive. As a brake parts manufacturer and distributor, we compete directly with other brake parts manufacturers and distributors, including: Aimco and Raybestos Brake Products, which are divisions of Dana Corporation; Wagner Brake Products, a division of Federal Mogul; and Bendix, a division of Honeywell. We also compete with numerous value-line distributors specializing in one or more specific brake categories. Many of our competitors are larger and have greater capital, management and other resources than we have, and we cannot assure you that we will continue to compete successfully with these businesses.

OUR SUCCESS DEPENDS ON THE CONTINUED SERVICES OF KEY PERSONNEL.

         Our continued success will depend to a significant degree upon the efforts and abilities of our senior management, particularly Yehuda Tzur, our Chairman of the Board, and Arvin Scott, our President and Chief Executive Officer. If we were to lose the services of Mr. Tzur or Mr. Scott, this could have a material adverse effect on us. We have employment agreements with each of Mr. Tzur and Mr. Scott.

OUR SUPPLIES OF RAW MATERIALS AND FINISHED GOODS COULD BE DISRUPTED FOR A VARIETY OF REASONS AND ANY DISRUPTION WOULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

         The primary components used in our brake rotor manufacturing operations are raw iron castings. Most of the finished rotor castings are purchased from China and most of our raw iron castings are produced by, and purchased from, one foundry located in Wisconsin. We duplicate raw iron casting molds used for the production of our better-selling brake rotors, and place these molds primarily at this foundry. Although we believe that we have developed a good relationship with this foundry, it could discontinue producing these castings for us at any time. The number of foundries equipped to produce raw iron castings such as the one used by us in our manufacturing operations is limited. Our inability to identify new foundries for the production of raw iron castings in a timely manner could have a substantial negative effect on our business.

         At present, the majority of our sales is generated from the sale of rotors and the majority of our rotor sales are generated from finished product imports from China. During the first half of 2003, there were disruptions in the supply of rotors from our two primary Chinese rotor suppliers. Although those suppliers have resumed normal shipments, there can be no assurances that supplies of imported product may not be disrupted in the future, which disruptions could have a material adverse impact upon us.

THE IMPOSITION OF ANTI-DUMPING DUTIES ON PRODUCTS WE IMPORT FROM CHINA COULD SUBSTANTIALLY INCREASE OUR COSTS AND HAMPER OUR EFFORTS TO ACHIEVE PROFITABILITY.

         On March 7, 1996, a petition was filed before the United States Department of Commerce and International Trade Commission seeking the imposition of "anti-dumping" duties on some brake drums and rotors imported from the People's Republic of China. The International Trade Commission later ruled that rotor sales from China materially injured United States manufacturers of rotors. As a result of the decision by the International Trade Commission, the United States Customs Service has imposed anti-dumping duties on several Chinese suppliers. These duties are specific to particular plants at which rotors are manufactured, and, to date, none of the plants from which we purchase rotors has been subject to a duty. However, if any of the plants from which we purchase rotors become subject to duties, this could increase our costs of purchasing these rotors and make it more difficult for us to achieve profitability.

WE ARE OBLIGATED TO PURCHASE A SUBSTANTIAL PORTION OF OUR SUPPLIES FROM WANXIANG AMERICA CORPORATION WHICH COULD LIMIT OUR ABILITY TO NEGOTIATE FAVORABLE TERMS WITH OTHER SUPPLIERS.

         In connection with the issuance of our Series A Preferred Stock, we entered into a supply agreement with Wanxiang America Corporation, an affiliate of the purchaser of our Series A Preferred Stock, which obligates us, with certain exceptions, to purchase at least $5,000,000 worth of products each year from Wanxiang America, provided it is able to supply the products on substantially competitive terms. Our obligations under this contract could have the effect of limiting our ability to negotiate favorable terms with other suppliers.

OUR EXECUTIVE OFFICERS AND DIRECTORS AND THE HOLDER OF OUR CLASS A PREFERRED STOCK CONTROL A SUBSTANTIAL MINORITY BLOCK OF OUR VOTING POWER AND THEIR INTERESTS MAY BE DIFFERENT FROM YOURS AND, AS A RESULT, YOU MAY HAVE NO EFFECTIVE VOICE IN OUR MANAGEMENT.

         Our executive officers and members of our board of directors, as a result of their ownership of common stock and options to purchase shares of our common stock, beneficially own approximately ___________ shares, or _____%, of our voting stock as of __________, 2004. By virtue of this ownership, these individuals can exercise control over our business, policies and affairs and exert substantial influence over the election of our directors and the approval or disapproval of actions requiring a shareholder vote. Accordingly, you may have no effective voice in our management. This concentration of stock ownership could have the effect of delaying or preventing, and may discourage attempts to bring about, a change in control or the removal of our existing management. These negative effects would become even more likely if these members of our management and board of directors agreed to vote their shares in a similar manner as Venture Equities Management, Inc., which, as discussed below, owns a substantial percentage of our voting stock.

         Venture Equities Management, Inc., or "VEMI," by virtue of its holding 201,438 shares of Series A Preferred Stock, currently convertible into 2,014,380 shares of our common stock, beneficially owns approximately ____% of our voting stock assuming conversion of all shares of Series A Preferred Stock to common stock (and before exercise of the warrant described below). In connection with the issuance of the Series A Preferred Stock, VEMI and its affiliates were granted numerous rights, including VEMI's right to designate two members of our board of directors. As a result, VEMI has significant influence over decisions on matters such as a change of control, the removal of our management or similar matters. If VEMI agreed to vote its shares in the same manner as the members of our management and board of directors, these shareholders would have the ability to ensure the approval of any of these types of decisions. However, VEMI also owns a "default warrant" to purchase 2,500,000 shares of our common stock, which would become exercisable if any of several events of default, as defined in the default warrant, occur. The calculation of VEMI's beneficial ownership does not take into account any shares which may be issued pursuant to exercise of the "default warrant." There are numerous events which would constitute an event of default under the default warrant, and if our financial condition deteriorates or should we fail to make timely payments on our accounts payable to Wanxiang America Corporation or otherwise default in our supply agreement with Wanxiang America Corporation and fail to cure the same, VEMI could be entitled to purchase the shares underlying this warrant at a substantial discount to the current price of our common stock. In addition, Messrs. Tzur and Scott, our two largest individual shareholders, have granted a proxy to VEMI or its designees which will give it power to vote their shares if specified events of default of occur, in some cases without exercising the default warrant. If any of these events of default occurred and VEMI exercised all of the warrants held by it, it could acquire approximately 40% of our voting power, assuming exercise of the default and common stock warrants. If VEMI held this percentage of our voting power, it could control the outcome of votes on matters such as a change of control, the removal of our management, or similar matters, regardless of whether it voted its shares in the same manner as our executive officers and directors.

WE COULD BE SUBJECT TO CLAIMS BASED ON THE USE OF ASBESTOS.

         Brake parts have continued to evolve over the years, with substantial improvements in product formulations over time. For example, new materials such as ceramics have been introduced into the marketplace. In 1999, we purchased our factory in Walkerton, Virginia, which had been using asbestos in products. We immediately discontinued the manufacturing of asbestos disc brake pads and continued to sell through the existing asbestos brake drum lining and raw materials for a period of time. We are not aware of any claims having been made at any of our facilities related to asbestos exposure, but a risk exists that persons may seek to assert that this exposure was related to our operations, which could subject us to liability. Additionally, persons may seek to assert that our operation as a warehouse distributor prior to 1996 may have resulted in the sale of products that contained asbestos. A large number of lawsuits were filed against us and numerous other automotive manufacturers and distributors, and we were recently dismissed out of these lawsuits. We remain a named defendant, along with numerous other defendants, in a total of two lawsuits. We intend to seek dismissal on similar grounds from such lawsuits but cannot assure the outcome of the lawsuits.

WE DO NOT ANTICIPATE PAYING DIVIDENDS IN THE FORESEEABLE FUTURE.

         We do not intend to declare or pay any cash dividends on our common stock in the foreseeable future and anticipate that earnings, if any, will be used to finance the development and expansion of our business. Moreover, agreements with our primary and mezzanine lenders and the certificate of designations for our Series A Preferred Stock prohibit us from paying dividends without the consent of these lenders and the holders of a majority of the Series A Preferred Stock. You should not expect us to pay dividends on our common stock until such time, if any, as we are able to obtain a release of these prohibitions on the payments of dividends imposed by the terms of these documents. We do not anticipate obtaining a release on these prohibitions in the foreseeable future. Any payment of future dividends and the amounts thereof will depend upon our earnings, financial requirements, and other factors deemed relevant by our board of directors, including our contractual obligations.

THERE ARE NUMEROUS OUTSTANDING WARRANTS TO PURCHASE SHARES OF OUR COMMON STOCK, WHICH COULD IMPAIR OUR ABILITY TO OBTAIN ADDITIONAL CAPITAL ON FAVORABLE TERMS.

         In August 2001, we issued warrants to purchase a total of 2,500,000 shares of our common stock to Venture Equities Management, Inc., which warrant would become exercisable if any of several events of default specified in the warrant occur. The exercise price of the "default warrant" is equal to the greater of (i) our net equity, as that term is defined in the "default warrant," divided by the total number of shares of our common stock and preferred stock (on an "as converted" basis) issued and outstanding as of the date of exercise of the "default warrant" and (ii) 600% of earnings before interest, taxes, depreciation and amortization, divided by the total number of shares of our common stock and preferred stock (on an "as converted" basis) issued and outstanding as of the date of exercise of the "default warrant." We also have issued warrants to purchase a total of 2,855,000 shares for various other purposes, which are still outstanding. We have registered for resale the shares to be issued in connection with these warrants. We also have issued warrants to purchase up to 530,000 shares which we are registering for resale pursuant to this Prospectus. See "Shares to be Issued in Connection with the Exercise of Warrants" for information concerning these warrants, including information concerning their exercise prices. In addition, we may issue up to approximately 10,430,000 shares in connection with outstanding convertible notes in addition to the 4,000,000 shares included in this Prospectus for resale upon conversion of an additional convertible note. We have registered for resale the shares to be issued in connection with the conversion of the previously issued convertible notes. To the extent any of these securities holders seek to sell on the Nasdaq SmallCap Market the shares of common stock either issued already or underlying such securities, this could exert significant pressure on our stock price.

OUR ABILITY TO ISSUE "BLANK CHECK" PREFERRED STOCK COULD DISCOURAGE TAKEOVER ATTEMPTS AND, THEREFORE, CAUSE THE PRICE OF OUR STOCK TO DECLINE.

         Our certificate of incorporation authorizes the issuance of "blank check" preferred stock with designations, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors has the ability, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights, which could diminish the voting power or other rights of the holders of our common stock. We have already issued a substantial number of shares of Series A and Series B Preferred Stock. The existing preferred stock, together with any shares of preferred stock we may issue in the future, could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control. This possible impact on takeover attempts could cause the price of our common stock to decline.

FUTURE SALES OF SECURITIES HELD BY OUR OFFICERS, DIRECTORS, THE HOLDERS OF OUR PREFERRED STOCK, CONVERTIBLE PROMISSORY NOTES AND THE WARRANTS COULD CAUSE THE PRICE OF OUR STOCK TO DECLINE.

         All shares beneficially owned by officers and directors, all shares issuable upon conversion of preferred stock and the three notes and all shares issuable upon exercise of outstanding warrants are "restricted securities" under Rule 144 promulgated under the Securities Act and may not be resold except pursuant to a registration statement effective under the Securities Act or pursuant to an exemption from registration, including the exemption provided by Rule 144. Our officers and directors own approximately __________ shares, 2,014,380 shares are issuable to Venture Equities Management, Inc. upon conversion of Series A Preferred Stock if the conversion price is $1.39 per share, 1,000,000 shares are issuable to FINOVA Mezzanine Capital, Inc. upon conversion of Series B Preferred Stock at the present conversion price of ten shares for one, 4,430,000 shares will be issued upon conversion of one outstanding convertible note at the lowest possible conversion price of $0.35 per share, up to 6,000,000 shares upon conversion a second convertible note at the lowest possible conversion price of $0.50 per share, up to 4,286,000 shares upon conversion of a third convertible note at the lowest possible conversion price of $0.35 per share, up to 4,000,000 shares upon conversion of a fourth convertible note if the conversion price is the lowest possible conversion price of $0.50 per share and _____________ shares will be issued upon exercise of all outstanding warrants. The shares owned by our officers and directors represent approximately __% of our outstanding shares. After conversion, the shares issuable upon conversion of the Series A Preferred Stock will represent approximately __% of the then outstanding shares and the shares issuable upon conversion of all of the convertible notes at the lowest possible conversion price per share will represent approximately __% of the outstanding shares. After exercise, the shares issuable upon conversion of all outstanding warrants will represent approximately __% of the then outstanding shares. We have outstanding options to purchase _______ shares under our Stock Option Plan which, when issued upon exercise of these options, will equal __% of the then outstanding shares.

         In general, under Rule 144 as currently in effect, subject to the satisfaction of other conditions in Rule 144, a person who has owned restricted shares of common stock for at least one year is entitled to sell these shares subject to the volume limitations prescribed by Rule 144. Shares issuable upon conversion of our Series A and Series B Preferred Stock are presently eligible for sale under Rule 144. In addition, the holders of shares issuable upon the conversion of outstanding convertible notes and the exercise of the outstanding warrants have registration rights. Under a separate registration statement, we have registered 17,808,420 shares for resale by selling shareholders which shares relate to conversion of convertible notes and the Series B Preferred Stock, and for the exercise of certain outstanding warrants. We have registered 6,944,380 shares for resale by holders of our Class A Preferred Stock, a recently issued convertible promissory note and warrants issued to the convertible noteholders and the placement agent in the convertible note transaction. The shares held by our officers, directors and affiliates are presently eligible for sale under Rule 144. Future sales of shares of common stock by our officers and directors under Rule 144, or by the holders of the Series A and B Preferred Stock, the convertible notes and outstanding warrants to the extent these shares are converted into or exercised for the common stock, could cause the price of our common stock to decline.

SALES OF SHARES BY THE SELLING SHAREHOLDERS WILL CAUSE SUBSTANTIAL DILUTION TO THOSE SHAREHOLDERS WHO PURCHASE SUCH SHARES.

         The selling shareholders are offering to sell up to 6,944,380 shares pursuant to this Prospectus. The purchase price for the shares sold by the selling shareholders are set forth in the sections entitled "Shares to be Issued in Connection with the Exercise of the Warrants," "Shares to be Issued in Connection with the Conversion of the Convertible Note" and "Shares to be Issued in Connection with the Conversion of Preferred Stock," some of which prices are less than $1.59, the last reported bid price for our common stock on February 4, 2004. Based on ________ shares outstanding as of the date of this Prospectus, and if all such shares are sold, existing shareholders will experience a dilution of up to _____% of their ownership in us. As of the date of this Prospectus, the book value per share of our common stock is $_____ per share; if all shares subject to this Prospectus are sold, and using the same value of the Company, the book value per share of our common stock would be $_________ or a reduction of _____% based upon the present book value per share.

THE MARKET FOR OUR STOCK IS LESS ACTIVE THAN THAT OF MANY OTHER STOCKS INCLUDED IN THE NASDAQ STOCK MARKET WHICH COULD MAKE IT DIFFICULT TO SELL SHARES WHEN DESIRED.

         Although our stock is included in the Nasdaq Stock Market, it is less actively traded than the shares of many of the other companies included in Nasdaq. The volume of trading in our stock on the Nasdaq SmallCap Market is frequently low, which means that you may have difficulty selling the shares at a time when you desire.

WE PROVIDE EXTENSIVE INDEMNIFICATION TO OUR OFFICERS AND DIRECTORS, WHICH LIMITS OUR ABILITY TO RECOVER DAMAGES FROM OUR OFFICERS AND DIRECTORS AND COULD GREATLY INCREASE THE COSTS TO US IN THE EVENT OF SHAREHOLDER LITIGATION.

         We intend to indemnify our officers and directors to the fullest extent permissible under the law. Under most circumstances, our officers and directors may not be held liable to us or our shareholders for errors in judgment or other acts or omissions in the conduct of our business unless these errors in judgment, acts or omissions constitute fraud, gross negligence or malfeasance. This indemnification limits our ability to recover damages from our officers and directors in the event they cause us to suffer losses. In addition, it could substantially increase our costs in the event of shareholder litigation.

                       DOCUMENTS INCORPORATED BY REFERENCE

         We are incorporating in this Prospectus by reference the following documents which we filed with the U.S. Securities and Exchange Commission:

         1. Our Annual Report on Form 10-K for the year ended December 31, 2002, as amended (SEC File No. 0-25198).

         2. Our Registration Statement on Form 8-A filed on December 5, 1994, including all amendments thereto (SEC File No. 0-25198).

         3. Our Quarterly Reports on Form 10-Q, as amended, for the quarter ended March 31, June 30 and September 30, 2003 (SEC File No. 0-25198).

         4. Our Current Reports on Form 8-K filed on January 30, May 22, July 9, August 18, November 17, November 25 and December 23, 2003 and January 12 and 27, 2004 (SEC File No. 0-25198).

         5. Our proxy statement for our Annual Meeting of Stockholders dated July 18, 2003 (SEC File No. 0-25198).

         6. Our Information Statement to Stockholders dated December 22, 2003 (SEC File No. 0-25198).

         7. All documents that we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this Prospectus and prior to the termination of the offer made by this Prospectus are incorporated by reference in this Prospectus and made a part hereof from the date of our filing of these documents.

         Any statements contained in a document incorporated by reference shall be deemed to be modified or superseded to the extent that a statement contained herein or in any subsequently filed document which is also incorporated by reference modifies or supersedes such statements. Any such statement so modified or superseded shall constitute part of this Prospectus.

         This Prospectus incorporates documents by reference which are not presented or delivered with this Prospectus. These documents, including all exhibits that are specifically incorporated by reference by these documents, but not including any exhibits that are not specifically incorporated by reference, are available without charge from us upon written or oral request by any person who receives this Prospectus. Requests to obtain such documents should be directed to us at 11859 South Central Avenue, Alsip, Illinois 60803 (708) 293-4050.

         Some of the statements included in this Prospectus may be considered to be "forward looking statements" since such statements relate to matters which have not yet occurred. For example, phrases such as "we anticipate," "believe" or "expect" indicate that it is possible that the event anticipated, believed or expected may not occur. Should such event not occur, then the result which we expected also may not occur or occur in a different manner, which may be more or less favorable to us. We do not undertake any obligation to publicly release the result of any revisions to these forward looking statements that may be made to reflect any future events or circumstances.

         Readers should carefully review the items included under the subsection Risk Factors, as they relate to forward looking statements, as actual results could differ materially from those projected in the forward looking statement.

                              AVAILABLE INFORMATION

         We filed with the Securities and Exchange Commission a Registration Statement (of which this Prospectus is a part) on Form S-3 under the Securities Act with respect to the shares of common stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. The Registration

Statement and any amendments thereto, including exhibits filed as a part thereof, are available for inspection and copying as set forth below.

         We are subject to the informational requirements of the Exchange Act and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and other information are available for inspection at the public reference facilities of the Securities and Exchange Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of this material from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, or review the material at the SEC website, www.sec.gov. Our common stock and warrants are included for quotation on the Nasdaq SmallCap Market and you may also inspect reports, proxy statements and other information concerning us at the office of the Nasdaq SmallCap Market, 1735 K Street, N.W., Washington, D.C. 20006.

         We will provide without charge to each person to whom a Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than exhibits to such documents. Please address your requests to Robert Zimmer, Universal Automotive Industries, Inc., 11859 South Central Avenue, Alsip, Illinois 60803 (telephone number (708) 293-4050).

                                   THE COMPANY

OVERVIEW

         We are a leading manufacturer and distributor of automotive aftermarket brake parts, including brake rotors, drums, disc brake pads, brake shoes arid hydraulic parts for the estimated $2.42 billion automotive brake part aftermarket (according to the Frost and Sullivan 2000 Report). Approximately 90% of our revenues are derived from the sale of brake parts. The remaining 10% of our revenues come from our wholesale commodity business in which we buy and sell automotive parts in high demand, such as spark plugs, headlights and motor oils. Typically, the profit margin in the commodity business is substantially less than the brake business. We manufacture over 90% of our friction products, 20% of our brake rotors (measured in revenues) and purchase for resale the balance of our brake rotors and drums and all our hydraulic parts. An estimated 75% of our sales are marketed under our customers' private labels and the balance of our sales are marketed under our brands, including the Ultimate and UBP trademarks.

REVENUES BY PRODUCT CATEGORY

                  [PIE CHART OF REVENUES BY PRODUCT CATEGORY]

         We had total revenues of $69,855,578 and $71,823,135 for the years ended December 31, 2002 and 2001, respectively, and $32,885,567 for the six months ended June 30, 2003. We had net income of $491,417 and a net loss of $(3,409,291) for the years ended December 31, 2002 and 2001, respectively, and a net loss of $(959,387) for the six months ended June 30, 2003.

         In December 2002, we relocated our Cuba, Missouri, brake rotor manufacturing facility to our Alsip, Illinois facility. We believe that this relocation improves our ability to compete by consolidating certain of our operations. During the previous several years, there has been pricing compression on brake rotors and drums purchased from China. This pricing compression, combined with improvement in China-supplied products, has reduced demand for our domestically manufactured brake rotors. We have had the flexibility to supply either purchased brake rotors or internally manufactured brake rotors to our customers, depending on their preference. We believe the relocation of the brake rotor facility will enable us to operate this product line profitably at reduced sales volume. We believe the brake rotors we manufacture in the USA are superior in quality and value to the same parts supplied through plants located in China. In addition, we believe that our US manufactured brake rotors "add value" to our customer relationships and provide us with a competitive advantage over competitors who are exclusively marketers of imported brake rotors and drums. We also believe that we have improved our ability to source product in China through our recent strategic relationship with Wanxiang America Corporation. Wanxiang America Corporation is based in Elgin, Illinois, and is the US home office of Wanxiang Group Companies, a leading supplier of auto parts to the automotive aftermarket and original equipment manufacturers.

         The trend over the last year has favored growth in the private label segment, as customers choose to support their own brands. We believe there has been a shift over the last several years by national buying groups and retailers to build their brand equity, as opposed to supporting the Big Three brake manufacturing companies (Dana, Federal-Mogul and Honeywell brands). This shift in customer preference supports our business model. Because our primary focus is to support the growth of our customers' private labels, our interests run parallel to our customers' goals. Recently, Federal-Mogul announced its intention to acquire Honeywell's Bendix Friction Material group, thus, potentially reducing the number of major brands brake part suppliers to two.

         We have positioned ourselves as one of the only viable alternatives to the Big Three brake companies. Unlike our ability to provide a wide-range of services in several brake categories, our competitors specialize primarily in only one brake category. This makes it more difficult for a customer to manage from a marketing, supply and inventory management function because the customer has a different supplier for each type of brake. The success of our business model can be demonstrated through the expansion of approved product lines with existing national buying groups such as Parts Plus, National Pronto Association, IWDA and Independent Auto Parts Association, in which we are an approved supplier for two or more brake categories.

INDUSTRY BACKGROUND

         Braking Systems - There are two primary types of braking systems for cars and light trucks. The first is a drum brake system, in which the braking action is created by a brake shoe being forced outward against the inside of a rotating drum. The second, and newer, system is a disc braking system, in which the braking action is created by two brake pads squeezing a rotor. Each vehicle has either one drum or one rotor at each wheel. In either case, the braking is initiated by the driver pressing a brake pedal, which causes a master cylinder to compress fluid in the vehicle's braking system, which, in turn, causes the fluid pressure to pass through a brake line to a hydraulic system. This causes the action of the brake shoes in a drum system or brake pads in a disc system.

         Distribution in the Aftermarket - According to the Motor & Equipment Manufacturing Association (MEMA), aftermarket product sales of all product groups in the United States reached $136.6 billion in 2000. MEMA believes aftermarket sales will eventually reach $155.1 billion in 2003. The ultimate consumers for automotive aftermarket products can be divided into two primary categories. The first category, known as the "installer segment," consists of customers who choose to have their cars repaired at a commercial service establishment, such as a service station, repair shop or car dealer. Customers in the second category, the "do-it-yourself" segment, are those customers who choose to make the repairs themselves.

         Traditionally, many car parts have been distributed though a system under which products are sold from manufacturers to warehouse distributors, who then sell to "jobbers," who, in turn, sell to installers and consumers. We believe that, in recent years, there has been an industry shift away from the traditional channels of distribution toward alternative distribution channels, including manufacturers who sell parts to mass market retailers who serve do-it-yourself customers, and manufacturers who sell parts to warehouse distributors who sell directly to installers that provide repair and installation services. We believe the traditional warehouse jobber distribution system has suffered, and may continue to suffer, some erosion of total market share as a result of the expansion of these alternative distribution channels, particularly as a result of the increased presence in the marketplace of the mass-market retailer. (e.g. Autozone, Advance Auto Parts). However, we believe that these shifts in distribution channels will benefit us, as our principal brake parts customers include these mass market retailers.

         Frost & Sullivan estimates that sales of brake parts in the US aftermarket for passenger cars, sports utility vehicles and light trucks totaled
52.42 billion in sales in 2001, growing an estimated 4% over 2000.

         We believe the demand for aftermarket brake parts, particularly value line parts, will continue to grow because of the following factors:

         - An increasing number of vehicles on the road. New car sales were strong from 1998 through 2002; we expect vehicles sold during this time period to require replacement parts in 2003 to 2005.

         - An aging vehicle population, which creates the need for more replacement parts. In 2001, the average age of a vehicle in the United States was 9.6 years old.

         - Increased production of front wheel drive vehicles, which create more wear on brake parts than rear wheel drive vehicles. Over 70% of all new vehicles are designed with front wheel drive.

         - A trend toward the use of affordable replacement brake rotors rather than resurfacing existing rotors. Historically, due to the high cost of new rotors, consumers and installers generally chose to resurface brake rotors rather than purchase replacement rotors. However, due to the availability of lower-cost replacement rotors, consumers and installers are increasingly choosing to purchase replacement rotors.

         - Modern design innovations, including the automotive industry's shift to the production of an increased number of lighter-weight rotors and metallic brake pads. The newer metallic brake pads are abrasive and wear rotor surfaces much faster than the non-metallic pads used in the past. Lighter weight rotors are less costly than heavier rotors, and, when the rotors have worn down, it is generally more cost effective to discard rather than refurbish them.

         We believe the private label market category will continue to grow, as customers are looking for the best value for their dollar and often will not pay extra for premium-priced products. In response to these consumer preferences, mass-market retailers have grown in popularity and increasingly seek to sell less expensive private label parts. In addition, we believe distributors will increase their purchases of private label parts as a means of improving their profit margins.

OUR GROWTH STRATEGY

         Our strategy is to capitalize on the increasing demand for brake parts by:

         - Focusing on marketing additional brake categories to existing customers. (Less than 50% of our existing customers purchase all three brake parts categories from us.)

         - Leading the market by "First to Enter" late model applications.

         -        Sustaining promotion of ceramic disc brake pads.

         - Expanding sales to automobile manufacturers for the aftermarket and service business; and

         - Considering acquisitions of other specialty brake parts distributors and manufacturers.

PRODUCTS

         The brake parts we sell can be divided into three main categories: (1) drums and rotors; (2) friction parts; and (3) hydraulic parts. The friction category of parts consists of brake shoes for drum systems and brake pads. Cylinders and brake hoses are examples of hydraulic parts. We manufacture some of these parts and act as a distributor for others. We market approximately 25% of our products under our trademarks, Universal Brake Parts, or UBP, and to a lesser extent, Ultimate, and the remainder under our customers' private labels. We manufacture disc brake rotors in our Alsip, Illinois facility. In December 2002, we relocated our Cuba, Missouri, brake rotor manufacturing facility to our Alsip, Illinois facility to consolidate our operations and improve our ability to compete. We formulate and manufacture disc brake pads at our North American Friction plant, located in Toronto, Canada. Since November 2002, our Toronto facility has expanded its product offering to include ceramic disc pads. Ceramic disc pads are a relatively new product segment to the automotive aftermarket without a clearly defined market leader. Increased usage of ceramic disc brake pods at the OEM level will continue to drive increased demand for ceramic disc pads in the aftermarket. At our plant in Walkerton, Virginia, we manufacture brake pads, brake shoes and drum brake lining. The hydraulic parts we sell are all purchased from suppliers.

         We supply value line brake parts (i.e., parts sold at prices below those of certain leading national brand name parts), to mass-market retailers, traditional warehouse distributors and specialty undercar distributors in North America. Many of our competitors specialize in only one category, such as friction parts or drums and rotors. By offering a full line of products in several categories, we believe we have an advantage over our competitors offering products in fewer categories, in light of the industry trend toward consolidation of the number of suppliers of products.

WHOLESALE PRODUCT OPERATION

         We conduct a wholesale product operation from our headquarters facility in Alsip, Illinois, purchasing a large volume of automotive items such as spark plugs, motor oil and freon at below market prices, and reselling these products at slightly higher prices. We make large-volume purchases of products on the open market, generally buying from domestic and foreign manufacturers and other warehouse distributors, and reselling these products to other warehouse distributors, mass market retailers and jobbers. These operations, while historically profitable, result in gross margins that are significantly lower than gross margins from our other operations. For the years ended December 31, 2000, 2001 and 2002, excluding sales from our former Hungarian foundry, net sales from our wholesale product operations accounted for approximately 7%, 8% and 10%, respectively, of our total net sales, and 4%, 5% and 8%, respectively, of our total gross profits.

MARKETING AND DISTRIBUTION

         We organize our marketing operations around two principal customer groups: traditional aftermarket warehouse distributors and mass-market retailers. We employ six full-time sales personnel. Sales responsibility is split among the sales personnel between the traditional warehouse distributors and mass market retailers national accounts. Our Senior Vice President of Sales manages our independent sales representative network and other marketing efforts. The majority of our products, approximately 75%, are sold under our customers' private brand labels. Most aftermarket distributors are members of national buying/marketing groups, which have developed their own private brand labels.

         Traditional Aftermarket Distributors - This group consists primarily of independent warehouse distributors who market to independently owned auto parts stores and company owned stores. Typically, the traditional aftermarket distributor belongs to a national buying group. Generally, these groups promote their own private label in addition to national brands. We supply one or more brake product lines to the following marketing groups under the groups' private label: National Pronto Association; IAPA; APA; and Aftermarket Auto Parts Alliance. The RPM Group purchases our "UBP" and "Ultimate" brands.

         Mass Market Retailers - We also supply national retailers, such as Advance Auto Parts, Discount Auto Parts and O'Reilly's, under their private brand labels. Other retailers, such as Pep Boys and Murray's Discount Auto Parts, purchase brake parts from us under our "UBP" and "Ultimate" brands.

         Independent Sales Representatives - We believe we have retained some of the best independent sales representatives across the country. These representatives assist us with direct sales efforts, customer field work, trade shows and other marketing and sales activities. These independent sales representatives are compensated on a commission basis. Agreements with our independent sales representatives may be terminated at any time by either party, upon notice.

DISTRIBUTION

         We seek to provide rapid delivery of a wide variety of brake parts to our customers. We operate a 263,000 square foot distribution center at our headquarters facility located in Alsip, Illinois. We also have a 28,200 square foot distribution facility in Southern California. We generally are able to fulfill customer orders quickly, as the industry demands, and, therefore, typically do not have a large order backlog. We generally deliver orders to our brake parts customers within four to five days from the time the order is placed. In addition, we seek to maintain high fill rates for orders, and, accordingly, do not generally have a large number of back orders. Customers may place their stock orders by telephone, electronically or by facsimile. Deliveries are made from all warehouses, almost exclusively by common carrier.

MANUFACTURING

         We operate two friction plants, a 79,300 square foot disc pad plant located in Brampton, Ontario, Canada, and a 77,000 square foot brake drum lining and brake shoe remanufacturing plant in Walkerton, Virginia. Our friction business has experienced substantial growth and, unlike the brake rotor and drum product group, there is no material competition from offshore friction suppliers. We believe the barrier to entry in the friction category is significant due to the following reasons: (1) building brand acceptance is difficult due to safety related concerns; (2) capital requirements are intensive; (3) friction formulations are usually patented or highly classified; and (4) the business is an art as much as a science and requires highly experienced management. Today, we have approximately 150,000 square feet dedicated to friction manufacturing.

         In 2001, we relocated our rotor machining facility from Laredo, Texas to Cuba, Missouri, which was closer to our source of supply of castings and our primary distribution center in Alsip, Illinois, to reduce our costs. Our Cuba facility had a capacity to machine approximately 750,000 rotors on a two-shift basis. During December 2002, we closed our Cuba facility and relocated the equipment and related production to our Alsip, Illinois facility. This was done to further reduce costs and to lower the break-even profit level for this operation. At present, we have a capacity to machine approximately 309,000 rotors annually on a one-shift basis.

         In 1996, we acquired North American Friction, which, at the time, occupied a 17,500 square foot facility near Toronto, Ontario. Today, as a result of significant growth in the sales of friction products since we entered that market segment, North American Friction occupies a 79,200 square foot facility in suburban Toronto, Ontario. We now offer a full line of friction grades in both riveted and integrally-molded disc brake pads. North American Friction was awarded ISO 9001 certification in July 1999.

         We acquired Total Brake Industries' assets in November 1999 and operate these assets from a 77,000 square foot leased facility in Walkerton, Virginia. This facility remanufactures brake shoe lining and remanufactures brake shoes. In addition, we sell drum brake shoe lining to third party customers.

         In early January 2004, we completed the acquisition of certain North American business assets of TRW Automotive, Inc.'s Kelsey-Hayes Company subsidiary, based in Livonia, Michigan, for $11,000,000 in cash plus additional contingent payments. The assets acquired from Kelsey-Hayes generated sales in 2003 of approximately $55,000,000. A portion of the purchase price was provided by a new credit facility with Congress Financial Corporation (Central). We have acquired the Autospeciality, ValuMaxx and Power Stop brands from the TRW subsidiary and entered into a licensing agreement for the use of the TRW trademark for premium quality brake rotors and drums and a supply agreement for TRW suspension products. This acquisition nearly doubles our size, strengthens our management team, significantly broadens our product and offerings with well established brands, and reduces delivery times to customers through the addition of an East Coast distribution center. We expect to realize substantial cost savings from economies of scale, as well as measurable manufacturing and distribution efficiencies.

NEW CREDIT FACILITY

         On January 9, 2004, we closed a Loan and Security Agreement (the "Loan Agreement") with Congress Financial Corporation (Central) ("Congress") wherein Congress agreed to extend to us a new credit facility, which replaced the credit facility which we had with LaSalle Bank, N.A. The loan limit under the Loan Agreement is $35,000,000; the Loan limit under the previous LaSalle facility was $30,000,000. Interest on loans extended pursuant to the Loan Agreement are at either .5% per annum in excess of the prime rate of interest then in effect or 2.75% in excess of a rate based upon LIBOR, depending upon which loan rate which we choose to apply. The term of the Loan Agreement is three years and may be extended on a year to year basis thereafter.

                     SHARES TO BE ISSUED IN CONNECTION WITH
                            THE EXERCISE OF WARRANTS

         In connection with our Securities Purchase Agreement with Laurus Master Fund Ltd. ("Laurus") dated as of January 9, 2004, we agreed to issue Warrants (the "Laurus Warrants") to Laurus to purchase a total of 280,000 shares at $1.60 per share for 140,000 shares, $1.74 per share for 80,000 shares and $2.01 for the remaining 60,000 shares. The Laurus Warrants are exercisable up to and including January 9, 2009.

         In connection with our Placement Agent Agreement with Reedland Capital Partners, an institutional division of Financial West Group ("Reedland") dated August 11, 2003, wherein Reedland agreed to provide us with services as a placement agent to place up to $5,000,000 of securities on our behalf, we agreed to issue Warrants (the "Reedland Warrants") to Reedland to purchase a total of 250,000 shares at $1.47 per share. We issued these warrants to Reedland in connection with the additional $2,000,000 convertible note purchased by Laurus. See "Shares to be Issued in Connection with the Conversion of the Convertible Note." The Reedland Warrants are exercisable up to and including January 9, 2009. We refer to the Laurus Warrants and the Reedland Warrants together, as the "Warrants."

         The holders of the Warrants may exercise their purchase rights, in whole or in part, at any time, or from time to time, prior to the Warrant expiration date. To make such exercise, each holder must notify us, in writing, at our offices of his or its intention to exercise the Warrants and the number of shares to be purchased. The holder should also submit payment for the purchase price of the shares in the form of cash, certified or cashier's check or wire transfer, or, in the case of the Reedland Warrants, by means of a cashless exercise feature. This method of exercise requires no initial cash payment to cover the exercise price of the option. Essentially, a broker briefly loans enough money to exercise the option and a portion of the stock is sold immediately after exercise to repay the broker. If the holder does not exercise all of the Warrants, the holder will receive new Warrants equal to the difference between the number of shares subject to the original Warrants and the number of shares purchased pursuant to the Warrant exercise.

                     SHARES TO BE ISSUED IN CONNECTION WITH
                     THE CONVERSION OF THE CONVERTIBLE NOTE

         We have sold $2,000,000 in principal amount of a convertible note (the "Laurus Convertible Note") to Laurus Master Fund Ltd. in an offering exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D thereunder. As a result, the Laurus Convertible Note is not fully tradable. We agreed with the holder of the Laurus Convertible Note to register the shares issuable upon conversion of the Laurus Convertible Note. The Laurus Convertible Note provides, among other things, for voluntary conversion, at the option of the Laurus Convertible Noteholder, of some or all of the outstanding principal at the date of conversion.

         The conversion price of the Laurus Convertible Note is $1.30 per share. The Laurus Convertible Note possesses anti-dilution provisions for stock splits, stock dividends, combinations, capital reorganizations and similar events. The Laurus Convertible Note also provides that, at our sole option, we may satisfy our obligations to make monthly payments of principal and interest in either cash or shares at $1.30 per share, provided the closing bid price of our shares is at least 108% of $1.30 for the five trading days prior to election of conversion, or if not, then at 90% of the lowest closing bid price for the 22 trading days prior to conversion, subject to a floor of $0.50 and subject to the restriction that this option cannot be exercised by us unless prior shareholder approval of the issuance is obtained. We will issue a total of approximately 1,538,465 shares if the conversion price is at $1.30 per share, which is the initial conversion price of the Laurus Convertible Note; however, we will issue a total of 4,000,000 shares if the Laurus Convertible Note is exercised at a conversion price of $0.50 per share. We will not know the exact conversion prices until the holder of the Laurus Convertible Note decides to convert the Laurus Convertible Note or we determine to exercise our right to make required monthly payments in the form of shares rather than cash.

         If the issuance of shares pursuant to the Laurus Convertible Note is in excess of 20% of our then outstanding common shares, we must first obtain shareholder approval. We intend to obtain shareholder approval for the issuance of shares in this transaction by consents received from the holders of a majority of our outstanding voting shares. We will deliver an information statement to all of our stockholders notifying them of such approval.

         To convert the Laurus Convertible Note, the holder must notify us, in writing, at our offices, of the holder's intention to convert the number of shares to be issued. If the holder does not convert the entire principal amount of the Laurus Convertible Note, the holder will receive a new Laurus Convertible Note equal to the difference between the then outstanding principal amount of the Laurus Convertible Note and the principal amount converted.

                     SHARES TO BE ISSUED IN CONNECTION WITH
                   THE CONVERSION OF SERIES A PREFERRED STOCK

         August 2001, we completed a private offering of our securities which consisted of 201,438 shares of Series A Preferred Stock to Venture Equities Management, Inc. ("VEMI"). The terms of the Series A Preferred Stock provide for the conversion of the Series A Preferred Stock into shares on a one share for ten shares basis at any time for a total of 2,041,380 shares, in the sole discretion of the holder. The number of shares that can be issued upon conversion will be adjusted for issuance of securities at a price less than the conversion price in effect at the time of issuance ($1.39 per share), subject to certain exceptions, and for stock splits, stock dividends and similar transactions. See "Description of Securities - Preferred Stock" for further information concerning the Series A Preferred Stock.

         VEMI may exercise its conversion rights in whole or in part, at any time, or from time to time. To make such election, VEMI must notify us, in writing, at our office of its intention to convert. If VEMI does not convert all of the Series A Preferred Stock, it will receive a new certificate for Series A Preferred Stock equal to the difference between the original number of shares of Series A Preferred Stock and the number of shares of Series A Preferred Stock converted.

                              CERTAIN TRANSACTIONS

         We entered into a Securities Purchase Agreement with Laurus Master Fund Ltd. (Laurus"), a selling shareholder, dated October 31, 2003 wherein we sold to Laurus $2,000,000 in principal amount of a convertible note (the "First Laurus Note") on terms substantially similar to those in the Laurus Convertible Note, which are described in "Shares to be Issued in Connection with the Conversion of the Convertible Note." We also issued warrants (the "First Laurus Warrants") to Laurus to purchase a total of 350,000 shares. In accordance with our agreement with Laurus, we registered a total of 5,350,000 shares for sale by Laurus pursuant to a separate registration statement. The number of shares which we registered for Laurus in that registration statement is based upon the greatest number of shares that could be issued upon exercise of the First Laurus Note and conversion the First Laurus Warrants; the number of shares actually issued may be less, depending upon the conversion price of the First Laurus Note and the number of shares issued upon exercise of the First Laurus Warrants.

         We entered into Placement Agent Agreements with Reedland Capital Partners, an institutional division of Financial West Group ("Reedland"), a selling shareholder, dated March 24 and August 11, 2003 wherein Reedland agreed to provide us with certain investment banking and placement agent services, including the First Laurus Note. We have issued warrants to Reedland under these agreements on three previous occasions to purchase 200,000, 312,500 and 187,5000 shares. Reedland has retained warrants to purchase 137,5000 shares and has assigned the remaining warrants to persons associated with Reedland. We also issued the Reedland Warrants to Reedland in connection with acting as placement agent in the Laurus Convertible Note transaction.

         We have entered into a supply agreement with Wanxiang America Corporation, an affiliate of Venture Equities Management, Inc. ("VEMI"), which is a selling shareholder, in 2001. In connection with that transaction, VEMI purchased the Series A Preferred Stock and we issued several warrants. See "Rick Factors - We are obligated to purchase a substantial portion of our supplies from Wanxiang America Corporation which could limit our ability to negotiate favorable terms with other suppliers" and "Our executive officers and directors and the holder of our Class A Preferred Stock control a substantial minority block of our voting power and their interests may be different from yours and, as a result, you may have no effective voice in our management."

                                 USE OF PROCEEDS

         If all Warrants are exercised for cash, we will receive proceeds of approximately $851,300, less expenses of this Offering, which we estimate to be approximately $7,500. We will not receive any proceeds from the exercise of any Warrants that have a cashless exercise procedure if the holder of the Warrant chooses to exercise its Warrant using such procedure. We will not receive any proceeds from the conversion of the Convertible Note or conversion of the shares of Series A Preferred Stock. We will add these proceeds to funds that we generate from other sources, including operating cash flow, and use the proceeds for general business purposes. Pending use of the net proceeds as described above, we intend to invest the net proceeds in high grade, short-term interest bearing investments.

                              SELLING SHAREHOLDERS

         The selling shareholders or their assigns and transferees may offer up to 6,944,380 shares pursuant to this Prospectus. The Company will not receive any of the proceeds from the sale of the shares by the selling shareholders. The following table sets forth certain information with respect to the selling shareholders and the shares which they either presently own or will own after conversion of the convertible note or the Series A Preferred Stock or the exercise of the Warrants.

                                            SHARES BENEFICIALLY         SHARES            SHARES TO BE
                                              OWNED PRIOR TO             BEING         BENEFICIALLY OWNED
SELLING SHAREHOLDERS                             OFFERING               OFFERED         AFTER OFFERING(1)
                                         ------------------------     ------------    ----------------------
                                             Number       Percent                        Number      Percent
                                         -------------   --------                     ------------   -------
Laurus Master Fund Ltd.(2)                9,630,000(3)   ____%(3)     4,280,000(3)    5,350,000(3)     __%
Reedland Capital Partners(4)                387,500(5)   ____%(5)       250,000(5)      137,500        __%
Venture Equities Management, Inc.(6)      2,414,380(5)   ____%(7)     2,414,380(7)            0         0

(1)      Assumes the sale of all shares offered by this Prospectus.

(2) David Grin, a principal, exercises voting and investment powers over these shares for this selling shareholder.

(3) Included in this amount are 5,350,000 shares which we have registered for this selling shareholder pursuant to a separate registration statement, of which 5,000,000 shares represent the maximum number of shares that we could issue in connection with a convertible note that we issued in November 2003, and 350,000 shares that we may issue upon exercise of warrants held by the selling shareholder. The Laurus Convertible Note restricts the amount of shares that this selling shareholder can receive upon conversion, including shares which the Laurus Convertible Noteholder then holds, to less than 5% of the then outstanding shares and, in all events, this selling shareholder cannot hold 20% or more of the then outstanding shares absent shareholder consent as required by the rules of the Nasdaq Stock Market.

(4) Thomas J Griesel, Senior Vice President, exercises voting and investment powers over these shares on behalf of this selling shareholder.

(5) Included in this amount are 137,5000 shares which we have registered for this selling shareholder pursuant to a separate registration statement, which shares we may issue upon exercise of a warrant held by this selling shareholder.

(6) Pin Ni, President, exercises voting and investment powers over these shares on behalf of this selling shareholder.

(7) Includes 400,000 shares to cover adjustments that may be required to cover anti-dilution obligations.

                              PLAN OF DISTRIBUTION

         This Prospectus, as appropriately amended or supplemented, may be used from time to time by the selling shareholders, or their assignees and transferees, to offer and sell the shares in transactions in which the selling shareholders and any broker - dealer through whom any of the shares are sold may be deemed to be Underwriters within the meaning of the Securities Act. We will not receive any of the proceeds from any such sales. There presently are no arrangements or understandings, formal or informal, pertaining to the distribution of the shares.

         We anticipate that resales of the shares by the selling shareholders will be effected from time to time on the open market in ordinary brokerage transactions in the Nasdaq SmallCap Market, on which the shares are included for quotation, in the over - the - counter market, or in private transactions. The shares will be offered for sale at market prices prevailing at the time of sale or at negotiated prices and on terms to be determined when the agreement to sell is made or at the time of sale, as the case may be. The shares may be offered directly by the selling shareholders or through brokers or dealers. A member firm of the National Association of Securities Dealers, Inc. ("NASD") may be engaged to act as the selling shareholders' agent in the sale of the shares by the selling shareholders and/or may acquire shares as principal. Member firms participating in such transactions as agent may receive commissions from the selling shareholders (and, if they act as agent for the purchaser of such shares, from such purchaser), such commissions computed, in appropriate cases, in accordance with the applicable rates of the NASD, which commissions may be negotiated rates where permissible. Sales of the shares by the member firm may be made on the Nasdaq SmallCap Market from time to time at prices related to prices then prevailing.

         Participating broker - dealers may agree with the selling shareholders to sell the specified number of shares at a stipulated price per share and, to the extent such broker dealer is unable to do so acting as agent for the selling shareholders, to purchase as principal any unsold shares at the price required to fulfill the broker - dealer's commitment to the selling shareholders. Broker
- dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions on the Nasdaq SmallCap Market, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale or at negotiated prices.

         Upon the selling shareholders notifying us that a particular offer to sell the shares is made and a material arrangement has been entered into with a broker - dealer for the sale of shares, a supplement to this Prospectus will be delivered together with this Prospectus and filed pursuant to Rule 424(b) under the Securities Act setting forth with respect to such offer or trade the terms of the offer or trade, including: (i) the number of shares involved; (ii) the price at which the shares were sold; (iii) any participating brokers, dealers, agents or member firm involved; (iv) any discounts, commissions and other items paid as compensation from, and the resulting net proceeds to, the selling shareholders; and (v) other facts material to the transaction.

         Shares may be sold directly by the selling shareholders or through agents designated by the selling shareholders from time to time. Unless otherwise indicated in the supplement to this Prospectus, any such agent will be acting on a best efforts basis for the period of its appointment.

         The selling shareholders and any brokers, dealers, agents, member firm or others that participate with the selling shareholders in the distribution of the shares may be deemed to be Underwriters within the meaning of the Securities Act, and any commissions or fees received by such persons and any profit on the resale of the shares purchased by such person may be deemed to be underwriting commissions or discounts under the Securities Act.

         The selling shareholders and any other person participating in a distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder. Regulation M of the Securities Exchange Act of 1934 may limit the timing of purchases and sales of any of the shares by the selling shareholder and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales in the market.

         To our knowledge, there are currently no plans, arrangements or understandings between the selling shareholders and any underwriter, broker-dealer or agent regarding the sale of the shares except that certain of the selling shareholders are affiliated with broker-dealers through whom such selling shareholders expect to sell their shares. Sales through such affiliated broker-dealers will be done as ordinary broker transactions and not as a result of an underwriting arrangement. Selling shareholders who are affiliated with broker-dealers have represented that they have acquired their shares in the ordinary course of business and, at the time of acquisition of such shares, such selling shareholders had no agreements or understandings, directly or indirectly, with any person to distribute their shares.

                      DESCRIPTION OF SECURITIES REGISTERED

         We are authorized to issue 50,000,000 shares of common stock, $.01 par value per share, and 2,000,000 shares of preferred stock, $.01 par value per share. As of the date of this Prospectus, we have issued ________ shares of common stock, 201,438 shares of Series A Preferred Stock and 100,000 shares of Series B Preferred Stock.

         The following description of our capital stock is a summary and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation and Bylaws, copies of which were included as exhibits to various of our filings with the Securities and Exchange Commission.

COMMON STOCK

         Holders of our common stock are entitled to one vote on each matter submitted to a vote at a meeting of stockholders. Our common stock does not have cumulative voting rights, which mean that the holders of a majority of voting shares voting for the election of directors could elect all of the members of the Board of Directors. The common stock has no preemptive rights and no redemption or conversion privileges. Subject to any preferences of any outstanding preferred stock, the holders of the outstanding shares of common stock are entitled to receive dividends out of assets legally available at such times and in such amounts as the Board of Directors may, from time to time, determine, and upon liquidation and dissolution are entitled to receive all assets available for distribution to the stockholders. A majority vote of shares represented at a meeting at which a quorum is present is sufficient for all actions that require the vote of stockholders. All of the outstanding shares of common stock are, and any shares that we issue on exercise of the Warrants will be, when issued and paid for, fully-paid and nonassessable.

PREFERRED STOCK

         Our board of directors is authorized, without further stockholder approval, to issue up to 2,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, and to fix the number of shares constituting any series and the designations of these series. These shares may have rights senior to our common stock. The issuance of preferred stock may have the effect of delaying or preventing a change in control. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of our common stock. At present, we have no plans to issue any additional shares of our preferred stock.

SERIES A PREFERRED STOCK

         We have issued 201,438 shares of Series A Preferred Stock, currently convertible into a total of 2,014,380 shares of our common stock, to Venture Equities Management, Inc. The rights, privileges and preferences of the Series A Preferred Stock are described in a certificate of designations which we filed with the Secretary of State for the State of Delaware.

         Dividends. The Series A Preferred Stock has no fixed dividend. Dividends will be paid on our common stock and the Series A Preferred Stock at an equal rate. The holders of the Series A Preferred Stock will receive dividends based on the number of shares of common stock into which the Series A Preferred Stock is convertible on the date the dividend is declared.

         Liquidation Preference. Holders of our Series A Preferred Stock are entitled to a liquidation preference, which means they are entitled to receive a specified cash payment in the event of a "Liquidation Event," as defined in the certificate of designations, before any payment is made to holders of our common stock or other equity securities. "Liquidation Event" is defined in the certificate of designations to include a bankruptcy, reorganization, merger of us into another entity, sale of all or substantially all of our assets, or issuance of stock by us or any of our stockholders which results in a person or group of affiliated persons who were not our shareholders at the date of the issuance of the Series A Preferred Stock acquiring voting power sufficient to elect a majority of our board of directors. The amount of the liquidation preference, or "liquidation value," for the Series A Preferred Stock is $13.90 per share, subject to adjustments for stock splits, stock dividends and similar transactions, plus a compounded return of 8% annually for six years, beginning on the date of the issuance of the Series A Preferred Stock.

         Priority on Dividends and Redemptions. As long as the Series A Preferred Stock is outstanding, we may not repurchase any other equity securities we have issued, or declare a dividend payable to the holders of these other equity securities, without the written consent of the holders of a majority of the Series A Preferred Stock, except that we may repurchase securities from current or former employees under the terms of a written agreement approved by our board of directors, as long as the person from whom we repurchase the securities has never been a member of our board of directors.

         Redemption at Our Option. We have a limited right to redeem the shares of Series A Preferred Stock. We may redeem the shares of Series A Preferred Stock during a one-year period beginning five years after the issuance of the shares. In addition, we may redeem the shares if our board of directors and shareholders, other than the holders of the Series A Preferred Stock, have approved a merger, sale of more than 10% of our assets or transaction resulting in a change of control, and the holders of a majority of the shares of the Series A Preferred Stock have not approved the transaction. If we exercise our right to redeem the shares of Series A Preferred Stock, we are required to make a payment of three times the liquidation value of the shares at the time of the redemption.

         Conversion. The holders of the Series A Preferred Stock may convert their shares into shares of our common stock at any time. Each share of Series A Preferred Stock is convertible into a number of shares of our common stock equal to the number obtained by dividing $13.90 by the conversion price in effect at the time of conversion. The initial conversion price, and the price in effect currently, is $1.39, so that each share of Series A Preferred Stock is currently convertible into ten shares of our common stock. The conversion price will be adjusted for the following:

         - issuances of securities at a price less than the conversion price in effect at the time of issuance, subject to an exception for issuances pursuant to the exercise of options under our stock option plan and the issuance of shares upon the exercise of warrants held by Venture Equities Management, Inc.; and

         -        stock splits, stock dividends, and similar transactions.

         Voting Rights. The holders of the Series A Preferred Stock are entitled to vote together with the holders of our common stock, voting as a single class, on any matters voted on by the holders of our common stock. Each share of the Series A Preferred Stock is entitled to a number of votes equal to the number of shares of common stock into which the share is convertible at the time of the record date for the vote in question. In addition, we may not, without the consent of the holders of a majority of the shares of Series A Preferred Stock:

         - authorize, offer, sale or issue any class of equity securities which is not junior to the Series A Preferred Stock in terms of dividend payments or liquidation preference;

         - increase the authorized amount of, or issue additional shares of, Series A Preferred Stock or any other class or series of shares of equity securities which is not junior to the Series A Preferred Stock in terms of dividend payments or liquidation preference;

         - authorize, offer, sell, or issue any security convertible into, or exchangeable for, shares of Series A Preferred Stock or any other class or series of equity securities that does not rank junior to the Preferred Stock in terms of dividend payments or liquidation preference;

         - merge or consolidate with or into any other entity, or permit any of our subsidiaries to merge or consolidate with or into any other entity;

         - sell, lease, assign, transfer, or otherwise dispose of, or permit any of our subsidiaries to sell, lease, assign, transfer, or otherwise dispose of, more than 10% of the fair market value of the assets of us and our subsidiaries;

         - acquire any assets, in a transaction in which we pay consideration, excluding purchase money financing, third party financing, and assumed debt, of greater than 10% of the fair market value of the consolidated assets of us and our subsidiaries or for capital stock representing more than 10% of our outstanding shares of common stock, on a fully-diluted basis;

         - liquidate, dissolve, or conduct a recapitalization or reorganization;

         - amend, repeal, or waive any provision of the certificate of designations for the Series A Preferred Stock, our bylaws, or our certificate of incorporation;

         - change the authorized number of members of our board of directors;

         - declare or pay any dividends or other distributions on any equity securities other than the Series A Preferred Stock;

         - redeem, purchase, or otherwise acquire any of our common stock; or

         - enter into a transaction in which more than 50% of the voting power of our stock is disposed of, sold or transferred.

Once the number of shares of common stock into which the Series A Preferred Stock owned by Venture Equities Management, Inc. is less than 1,007,190, which is half of the number of shares into which the shares of Series A Preferred Stock were convertible when issued, we will not have to seek their approval for the above transactions.

         Pre-Emptive Rights. In a stockholders agreement entered into in connection with the issuance of the Series A Preferred Stock to VEMI, we have granted pre-emptive rights to VEMI. The pre-emptive rights entitle VEMI, in connection with most offerings of stock or securities convertible into stock, to purchase a number of the new securities sufficient to enable VEMI to maintain its percentage of ownership of our voting stock, on the most favorable terms made available to other purchasers in the offering. The pre-emptive rights granted to VEMI do not apply to the issuance of up to 200,000 shares of our common stock under our stock option plan to persons who have never been directors of ours, or shares issued upon the exercise of options or warrants outstanding on the date we issued the Series A Preferred Stock. The pre-emptive rights of VEMI will terminate at such time as the shares of our common stock into which the shares of the Series A Preferred Stock owned by VEMI are convertible fall below 1,007,190, which is half of the number of shares into which the Series A Preferred Stock was convertible when it was originally issued.

SERIES B PREFERRED STOCK

         We have issued 100,000 shares of Series B Preferred Stock, currently convertible into 1,000,000 shares of our common stock, to FINOVA Mezzanine Capital Inc. The rights, privileges and preferences of the Series B Preferred Stock are described in a certificate of designations which we filed with the Secretary of State for the State of Delaware.

         Dividends. The Series B Preferred Stock has no fixed dividend. Dividends will be paid on our common stock and the Series B Preferred Stock at an equal rate. The holders of the Series B Preferred Stock will receive dividends based on the number of shares of common stock into which the Series B Preferred Stock is convertible on the date the dividend is declared. The holders of our Series A Preferred Stock have priority over the holders of our Series B Preferred Stock with respect to payment of dividends.

         Liquidation Preference. Holders of our Series B Preferred Stock are entitled to a liquidation preference, which means they are entitled to receive a specified cash payment in the event of a "Liquidation Event," as defined in the certificate of designations, before any payment is made to holders of our common stock or other equity securities junior to the Series B Preferred Stock. The liquidation preference of the Series A Preferred Stock is senior to that of the Series B Preferred Stock. "Liquidation Event" is defined in the certificate of designations to include a bankruptcy, reorganization, merger of us into another entity, sale of all or substantially all of our assets, or issuance of stock by us or any of our stockholders which results in a person or group of affiliated persons who were not our shareholders at the date of the issuance of the Series B Preferred Stock acquiring voting power sufficient to elect a majority of our board of directors. The amount of the liquidation preference for the Series B Preferred Stock is $20.00 per share, plus any declared and unpaid dividends on the Series B Preferred Stock.

         Redemption at Our Option. We may redeem the shares of Series B Preferred Stock at any time. If we exercise our right to redeem the shares, we are required to make a payment per share equal to the liquidation preference of the shares.

         Conversion. The holders of the Series B Preferred Stock may convert their shares into shares of our common stock at any time. We are required to notify the holders of the Series B Preferred Stock at least 20 days before a Liquidation Event, as defined in the certificate of designations, to give the holders of the Series B Preferred Stock the option to convert their shares before the Liquidation Event. The initial conversion rate for the Series B Preferred Stock is ten shares of common stock for each share of Series B Preferred Stock. The conversion price will be adjusted for the following:

         - issuances of securities at a price less than the conversion price in effect at the time of issuance, subject to an exception for issuances pursuant to the exercise of options under our stock option plan, the issuance of additional shares of Series A Preferred Stock, the issuance of shares upon the exercise of warrants held by Venture Equities Management, Inc., and the issuance of shares pursuant to our stock option plan; and

         -        stock splits, stock dividends, and similar transactions.

         Voting Rights. The holders of the Series B Preferred Stock are entitled to vote together with the holders of our common stock and our Series A Preferred Stock, voting as a single class, on any matters voted on by the holders of our common stock. Each share of the Series B Preferred Stock is entitled to a number of votes equal to the number of shares of common stock into which the share is convertible at the time of the record date for the vote in question. In addition, we have entered into an agreement separate from the certificate of designations under which we may not, without the consent of the holders of a majority of the shares of Series B Preferred Stock:

         -        issue any additional shares of Series B Preferred Stock;

         - amend or repeal any of the rights, preferences and privileges of the Series B Preferred Stock in a manner detrimental to the holders of the Series B Preferred Stock;

         - create a new class of equity securities on a parity with or preference over the Series B Preferred Stock as to dividends, distributions, redemption or liquidation, provided FINOVA Mezzanine Capital must not unreasonably withhold its consent to the creation of a class of securities with parity to the Series B Preferred Stock with respect to liquidation preference;

         - redeem or purchase any class of equity securities which is not junior to the Series B Preferred Stock in terms of dividend payments or liquidation preference, except that we may repurchase shares of common stock from employees, consultants, officers, directors and similar persons under agreements allowing us to repurchase shares upon the occurrence of specified events; or

         - amend or waive any provision of the certificate of designations for the Series B Preferred Stock or our certificate of incorporation or bylaws in a manner detrimental to the holders of the Series B Preferred Stock.

REGISTRATION RIGHTS

         Series A Preferred Stock. In connection with the issuance of our Series A Preferred Stock, we granted piggyback and demand registration rights to the holder of the Series A Preferred Stock. The demand registration right allows holders of a majority of the Series A Preferred Stock, or the common stock into which it is converted, to have us file a registration statement registering their shares of common stock at our own expense at any time. We granted the holders of the Series A Preferred Stock the right to request two demand registrations. The piggyback registration rights granted to the holders of the Series A Preferred Stock allow the holders to include the shares of common stock received on conversion of the Series A Preferred Stock in a registration statement which we file. The holders of the Series A Preferred Stock are entitled to register these shares pro rata with any parties other than us in connection with any registration statement for which they exercise their rights.

         Series B Preferred Stock. In connection with the issuance of our Series B Preferred Stock, we granted piggyback and demand registration rights to the holder of the Series B Preferred Stock. The demand registration rights allow holders of a majority of the Series B Preferred Stock, or common stock into which it is converted, to have us file a registration statement registering their shares of common stock at our own expense if the gross offering proceeds are anticipated to be at least $500,000. We have granted the holders of the Series B Preferred Stock the right to request three registrations. The piggyback registration rights granted to the holders of the Series B Preferred Stock allow the holders to include the shares of common stock received on conversion of the Series B Preferred Stock in a registration statement which we file. If we qualify for the use of Form S-3, the holders of the Series B Preferred Stock have the right to include their shares in any registration on Form S-3, except that we are not obligated to include their shares in the registration if the total proceeds of the shares to be registered by the holders, in addition to the shares to be registered by any other parties with registration rights, will be sold for total proceeds of less than $500,000, we exercise our right to defer the registration, or we would be required to obtain an audit of our financial statements, other than our normal audit, for the registration statement to become effective. The holders of the Series B Preferred Stock are entitled to register their shares pro rata with any parties other than us in connection with any registration statement for which they exercise their rights. The registration rights of the holders of the Series B Preferred Stock will terminate on the earlier of the date the number of shares of our common stock held or entitled to be acquired by the holders equal less than 25% of the amount acquired to be held upon the initial issuance of the Series B Preferred Stock or six years from the date of the issuance of the Series B Preferred Stock.

DELAWARE ANTI TAKEOVER LAW AND CHARTER AND BYLAW PROVISIONS

         Some provisions of Delaware law and our certificate of incorporation and bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage some types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

         We are subject to Section 203 of the Delaware General Corporation Law, which is an anti takeover provision. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became uninterested stockholder, unless, with some exceptions, the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, either owns, or owned within the previous three years, 15% or more of a corporation's voting stock. The existence of this provision would be expected to have an anti takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

         Our bylaws provide that our board of directors shall not have more than nine members, unless our board establishes a different number. This provision may have the effect of deterring hostile takeovers or delaying changes in control or management of us. In addition, we must obtain the approval of the holders of a majority of the outstanding shares of our Series A Preferred Stock before taking specified actions, including engaging in a merger or increasing the size of our board of directors. These voting rights may also have the effect of deterring takeovers or delaying changes in control.

TRANSFER AGENT AND REGISTRAR

         Our transfer agent is LaSalle Bank National Association.

                        LIMITATION OF DIRECTOR LIABILITY

COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

         Our Certificate of Incorporation includes a provision which eliminates our personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty of care (provided that such provision does not eliminate liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations of Section 174 of the Delaware General Corporation Law, or for any transactions form which the director derived an improper personal benefit). This provision does not limit or eliminate our right or the right of any of our stockholders to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. Our Certificate of Incorporation also provides that we shall indemnify our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers.

                                  LEGAL MATTERS

         The validity of the issuance of the shares of common stock offered hereby has been passed on for us by Shefsky & Froelich Ltd., Chicago, Illinois.

                                     EXPERTS

         Ernst & Young LLP, Independent Auditors, have audited our consolidated financial statements and schedule as of and for the year ended December 31, 2002, included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our 2002 financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

         Altschuler, Melvoin and Glasser LLP, Independent Auditors, have audited our consolidated financial statements and schedule as of December 31, 2001 and for each of the two years in the period ended December 31, 2001, included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our 2001 and 2000 financial statements and schedule are incorporated by reference in reliance on Altschuler, Melvoin, and Glasser LLP's report, given on their authority as experts in accounting and auditing.

         Arthur Andersen Audit Kft (Hungary), Independent Auditors, have audited the financial statements of our former Hungarian subsidiary, UBP-Csepel Iron Foundry Kft for each of the years ended December 31, 2001, 2000, 1999 and 1998, included in our Annual Report on Form 10-K for the years ended December 31, 1999 and 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. UBP-Csepel Iron Foundry Kft's financial statements for the years ended December 31, 1999 and 1998 are incorporated by reference on Arthur Anderson Audit Kft's report, given on their authority as experts in accounting and auditing.

                                6,944,380 SHARES

                      UNIVERSAL AUTOMOTIVE INDUSTRIES, INC.

                                  COMMON STOCK
                                ($0.01 PAR VALUE)

                                   PROSPECTUS

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                TABLE OF CONTENTS

                                                                                            PAGE
RISK FACTORS ...........................................................................      2
DOCUMENTS INCORPORATED BY REFERENCE ....................................................      8
AVAILABLE INFORMATION ..................................................................      8
THE COMPANY ............................................................................     10
SHARES TO BE ISSUED IN CONNECTION WITH THE EXERCISE OF WARRANTS ........................     14
SHARES TO BE ISSUED IN CONNECTION WITH THE CONVERSION OF SERIES A PREFERRED STOCK ......     16
CERTAIN TRANSACTIONS ...................................................................     16
USE OF PROCEEDS ........................................................................     16
SELLING SHAREHOLDERS ...................................................................     17
PLAN OF DISTRIBUTION ...................................................................     17
DESCRIPTION OF SECURITIES REGISTERED ...................................................     18
LIMITATION OF DIRECTOR LIABILITY .......................................................     24
LEGAL MATTERS ..........................................................................     24
EXPERTS ................................................................................     24

                PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following is a schedule of the estimated expenses to be incurred by us in connection with the issuance and sale of the securities being registered hereby.

Registration Fee                               $ 1,381.28
Blue Sky Fees and Expenses                       1,000.00 *
Accounting Fees and Expenses                     2,500.00 *
Legal Fees and Expenses                          7,500.00 *
Miscellaneous                                      500.00 *
                                               ----------
Total                                          $12,881.28 *
                                               ==========

*Estimated

------------------------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law authorizes indemnification of our directors, officers, employees and agents, allows the advancement of costs of defending against litigation and permits companies incorporated in Delaware to purchase insurance on behalf of directors, officers, employees and agents against liabilities whether or not in the circumstances such companies would have the power to indemnify against such liabilities under the provisions of the statute.

         Our Certificate of Incorporation provides for indemnification of our officers and directors to the fullest extent permitted by Section 145 of the Delaware General Corporation Law. We maintain directors and officers insurance covering our executive officers and directors.

         The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by the Delaware statute, directors could be accountable to corporations and their stockholders for monetary damages for conduct that does not satisfy their duty of care. Although the statute does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Our Certificate of Incorporation limits the liability of our directors and officers to us or our stockholders to the fullest extent permitted by the Delaware statute. The inclusion of this provision in the Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders.

ITEM 16. EXHIBITS

(a)      The following documents are filed as part of this Registration
         Statement:

EXHIBIT
  NO.         DESCRIPTION
-------      ------------
  5.1        Opinion of Shefsky & Froelich Ltd. regarding the legality of the securities being registered

 23.1        Consent of Ernst & Young LLP

 23.2        Consent of Altschuler Melvoin and Glasser LLP

 23.3        Consent of Shefsky & Froelich Ltd. (included in No. 5.1 above)

 99.1        Amended and Restated Registration Rights Agreement dated January 9,
             2004, by and between Universal Automotive Industries, Inc. and
             Laurus Master Fund, Ltd.

 99.2        Warrant No. ________ dated January 9, 2004 to Laurus Master Fund,
             Ltd.

 99.3        Warrant No. ________ dated January 9, 2004 to Reedland Capital
             Partners

 99.4        Registration Agreement dated August 28, 2001 by and between
             Universal Automotive Industries, Inc. and Venture Equities
             Management, Inc. (1)

  (1) Included as exhibit 99.43 to the Form S-3 registration statement of Universal Automotive Industries, Inc. filed on December 31, 2003
             (No. 333-111661).

ITEM 17. UNDERTAKINGS

(a)      The Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Act;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to the included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in the registration statement.

                  (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on February 5, 2004.

                                        UNIVERSAL AUTOMOTIVE INDUSTRIES, INC.

                                        By: /s/ Arvin Scott
                                            Arvin Scott, President and Chief
                                            Executive Officer

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Arvin Scott and Robert Zimmer, jointly and severally, his or her attorneys-in-fact, each with power of substitution for him in any and all capacities, to sign any future amendments to the Registration Statement, and to file the same, with the exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Amended Registration Statement has been signed by the following persons in the capacities indicated and on the dates indicated:

             Signature                                         Title                                 Date
             ---------                                         -----                                 ----
/s/ ARVIN SCOTT                          Chief Executive Officer, President and Director       February 5, 2004
Arvin Scott                              (Principal Executive Officer)

/s/ ROBERT W. ZIMMER                     Chief Financial Officer, Vice President,              February 5, 2004
Robert Zimmer                            Secretary, Treasurer (Principal Financial and
                                         Principal Accounting Officer)

/s/ M. CATHERINE JAROS                   Director                                              February 5, 2004
M. Catherine Jaros

/s/ DENNIS KESSLER                       Director                                              February 5, 2004
Dennis Kessler

/s/ ZEMIN XU                             Director                                              February 5, 2004
Zemin Xu

/s/ YEHUDA TZUR                          Director                                              February 5, 2004
Yehuda Tzur

/s/ ALAN ZEFFER                          Director                                              February 5, 2004
Alan Zeffer

                                      II-6